Filed by Livent Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Livent Corporation

Commission File No. 001-38694

On May 10, 2023, Paul Graves, the Chief Executive Officer of Livent Corporation (“Livent”), appeared on Bloomberg TV to discuss Livent’s proposed combination with Allkem Limited. A copy of the transcript from such television appearance follows.

Paul Graves, CEO, Livent on “Bloomberg Markets: European Close”

Bloomberg TV

10 May 2023

Link:
http://mms.tveyes.com/MediaCenterPlayer.aspx?u=aHR0cDovL21lZGlhY2VudGVyLnR2ZXllcy5jb20vZG93bmxvYWRnYXRld2F5LmFzcHg%2FVXNlcklEPTExNTg2NDAmTURJRD0xOTUzNzEw
NyZNRFNlZWQ9ODU4MyZUeXBlPU1lZGlh

Transcript

Alix Steel: All right. Thanks so much, Simone. So shares of Allkem and Livent are up to date. This is after the two companies announced a lithium mega merger this morning worth about $10.6 Billion. An all stock deal is going to create the world's third largest lithium producer with assets and processing facilities in Canada, Argentina and Australia. Joining us now is the CEO of the combined company, Livent CEO Paul Graves. Hey, Paul, thanks for doing this. We really appreciate it. How did the deal come about?

Paul Graves: Look, it's a simple, logical question, which is customers today, automotive companies are under a huge amount of pressure to electrify their fleets. To do that, they need more lithium. To have more lithium, they want us to grow more quickly. It is clear, given the close fit between Livent and Allkem, by putting the two companies together, it was clear we could accelerate the pace at which we bring more lithium capacity online. With that logic, it was a simple case of sitting down with the Allkem CEO and Chairman and reaching an agreement to merge the two companies.

Alix Steel: So, Paul, in terms of timing, it feels like there's three issues kind of around. One is that lithium prices have been low, so maybe this is a good opportunity then to merge. The other is that Allkem could have been taken over maybe by Rio Tinto, that was circulating in the news. And the third is IRA subsidies here in the US and making certain countries and production of lithium there critical to get these subsidies for EVs. What part of those three things came into play?

Paul Graves: You know, we started these conversations before all three of those came into being. The logic is, was always there. And I think the investment philosophy is not a short term one driven by prices. It's not a defensive one driven by fear. It's absolutely a long term view as to what our industry needs and the clearly very obvious fit between the two organizations. So it certainly wasn't driven by any one specific short term factor.

Guy Johnson: Paul, good morning. It's Guy. If bigger is better, is there a logic that you're not done yet? Is there a logic that says, particularly given some of the factors that Alex has just outlined, that there should be more deals, you should get bigger and bigger, that scale is important. Is that your view as well? Is this just the first step of a long journey?

Paul Graves: You know, if you look at lithium demand, let's take 20, 30 people throw numbers around like 3, 3.5 million tons of demand per year, by that point will be 250,000, 300,000 tons of production. We're not by any means, you know, a large, massive part of the market, even at the scale that we're going to. Bigger is better to a point. I think what's most important is to have the sufficient scale to grow with your customers. If we need to do more to continue to grow with the customers, that's certainly something we'll take a look at.

Alix Steel: A big part of this winds up being Argentina and a brine deposit there. And I'm wondering if you think that the US is going to grant special IRA status to Argentina so that lithium can be used in EVs that are based in the US and then get those subsidies. That feels like the direction of travel is where we're going. Do you think it happens?

Paul Graves: Look, I think it should. There's no doubt that the US benefits from giving essentially Argentinian lithium the status as IRA [inaudible] client. Argentina has more projects being developed today than almost anywhere else in the world, and the amount of lithium in Argentina is huge. I think it is absolutely in the best interests of the US to strike that deal with Argentina regarding lithium, for sure.

Guy Johnson: You said that this deal had been in the works for a while, though. Paul, that must have been a factor. That must. To what extent did that accelerate what you were thinking here, or is it just a nice byproduct that we've now got the IRA and you happen to have, just by coincidence, some nice assets in Argentina, which may fit very nicely with the way that the US is positioning itself.

Paul Graves: You know, look, as an industry that is evolving and changing quickly, there's a lot of action by governments, regulations, policies. It's a constant evolution. And so for sure, this this helps. It certainly makes a difference. The reality is that in Livent's case, we can already bring lithium from Argentina into the US and it becomes IRA compliant by the fact that we process it into lithium hydroxide in the US. So I wouldn't state that the IRA itself is a particularly large factor in our decision here. I think it is a big factor, though, in the eyes of the customers of the automotive companies and what they are looking for from their supply chains. And when they come to us, they're the ones that are really pushing to have Argentinian lithium become IRA compliant.

Alix Steel: Let's talk about how to get more lithium out of deposits that you now have. You deal with direct lithium extraction. The idea is that you cut down on some of the processing when it comes to getting lithium out of brine and you just get more recovery. How scalable is that? Like, is this a moment? Like, can we get more lithium out of the existing deposits quickly to satisfy the kind of demand that we're really looking at by 2030?

Paul Graves: You know, DLE does not necessarily increase the speed at which we produce lithium. But you are right, it typically does create higher yields compared to a conventional pond based system. The truth is that with brine deposits particularly, there are always constraints, whether that is sufficient land to build evaporation ponds, sufficient energy or fresh water to run DLE based processes. The truth is you need all these processes and DLE is just part of a flow sheet. It isn't a magic cure all. Just part of a flow sheet that will absolutely get deployed on multiple resources.

Guy Johnson: Paul, let me ask you a bigger question. Is it going to be possible to make a significant profit off the energy transition? Because in theory, the answer should be yes. But a lot of companies are still struggling to actually make that happen.

Paul Graves: Yeah, look, it depends where in the value chain you are. There's no doubt you do need, obviously lithium is where we live. You need prices that are sufficient to justify the significant capital that is being invested and you need sufficient certainty of pricing over a long enough period of time to actually make the investments. It can take six, seven, eight years to bring a resource into production from first start of development. And so you need this certainty and this predictability so that you can actually make those investments and generate a return on capital. But I do believe it's possible to make a profit in it. But where that profit resides may be different than where it is in a more conventional energy based supply chain.

Alix Steel: Hey, Paul, look, we really appreciate it. We know you're quite busy. Paul Graves, Livent CEO, thank you very much. Your next acquisition, come back. This is Bloomberg.

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No offer or solicitation

This communication and the information contained in it is provided for information purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Allkem Limited (“Allkem”), Livent Corporation (“Livent”) or Lightning-A Limited (“NewCo”), or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional information and where to find it

Livent and NewCo plan to file relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the contemplated transaction (the “Transaction”), including a registration statement on Form S-4 that contains a proxy statement/prospectus and other documents. Livent will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitution for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWCO, LIVENT, ALLKEM, THE TRANSACTION AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Transaction will be available when filed free of charge on the SEC's web site (at www.sec.gov). Copies of documents filed with the SEC by Livent will be made available free of charge on Livent's investor relations website (at https://ir.livent.com/overview/default.aspx).

Participants in the Solicitation

Allkem, Livent, NewCo and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Livent’s security holders in connection with the Transaction. Information about Livent’s directors and executive officers is set forth in Livent’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on March 16, 2023, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023, subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Information about Allkem’s directors and executive officers is set forth in Allkem’s latest annual report dated August 25, 2022, as updated from time to time via announcements made by Allkem on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Livent security holders in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This announcement contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Livent at the time of this announcement and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding the future performance of Livent, Allkem and NewCo (the “Merged Group”), the perceived and potential synergies and other benefits of the Transaction, and expectations around the financial impact of the Transaction on the Merged Group’s financials. In addition, this announcement contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Livent for Livent and the Merged Group, the anticipated timing for and outcome and effects of the Transaction (including expected benefits to shareholders of Livent), anticipated production, production capacity or construction or development commencement dates, costs or production outputs, capital expenditure and future demand for lithium, expectations for the ongoing development and growth potential of the Merged Group and the future operation of Livent and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the Transaction; and anticipated growth strategies and anticipated trends in Livent’s, Allkem’s and, following the completion of the proposed transaction, NewCo’s business.

In addition, other factors related to the Transaction between Allkem and Livent that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Transaction within the expected time period (if at all); potential difficulties in Allkem’s and Livent’s ability to retain employees as a result of the announcement and pendency of the Transaction; risks relating to the value of NewCo’s shares to be issued in the Transaction; disruptions of Allkem’s and Livent’s current plans, operations and relationships with customers caused by the announcement and pendency of the Transaction; legal proceedings that may be instituted against Allkem and Livent following announcement of the Transaction; funding requirements; lithium and other commodity prices; exploration, development and operating risks (including unexpected capital or operating costs); production risks; regulatory restrictions (including environmental regulations and associated liability, changes in regulatory restrictions or regulatory policy and potential title disputes) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Livent’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Transaction will be implemented or that plans of the directors and management of Livent for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Allkem, Livent or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Livent assumes no obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Allkem, Livent or the Merged Group, or the subject matter of this announcement), create an implication that there has been no change in the affairs of Livent since the date of this communication.